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                             April 8, 2022

       Mingfei Liu
       Chief Operating Officer
       U-BX Technology Ltd.
       Zhongguan Science and Technology Park
       No. 1 Linkong Er Road, Shunyi District, Beijing
       People   s Republic of China

                                                        Re: U-BX Technology
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 21,
2022
                                                            File No. 333-262412

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 18, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       General

   1. Please explain to us the reasons why you initially entered into the VIE structure and the facts and circumstances
that led you to reevaluate the need for the VIE structure and which led to the
dissolution of your VIE structure, including any changes in PRC law or regulations that may
have prompted this change.
       Cover page

   2. We note you removed language from your cover page describing how you will refer to the entities throughout
your disclosure. Clearly disclose on your prospectus cover page how
 Mingfei Liu
FirstName   LastNameMingfei Liu
U-BX Technology     Ltd.
Comapany
April       NameU-BX Technology Ltd.
       8, 2022
April 28, 2022 Page 2
Page
FirstName LastName
         you will refer to the holding company and its subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
         Clearly state what references to "we," "us," "our Company," "the Company," or "our" are
         intended to refer to in your prospectus.
3. We note your disclosure regarding the transfer of cash throughout your corporate structure. However, your disclosure does not appear to address whether any "transfers"
         have occurred to date. Refer to comment 4 of the Staff's "Sample Letter to China Based
         Companies" published on December 20, 2021 (the "Staff's Letter"). Expand your disclosure to state whether any transfers, dividends, or distributions have been made to date between or among the holding company, its subsidiaries, or to investors and quantify such amounts where applicable. Please also disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures.
Transfers of Cash to and from our subsidiaries, page 4

4. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and provide the direction of transfer. Refer to comment 9 of the Staff's Letter. Make any necessary changes here to reflect those made to your cover page.
PRC Limitations on Overseas Listing, page 15

5. We note your disclosure that, as of the date of your prospectus, you have not been required to obtain permission from the government of China for any offering, and, with respect to the Draft Rules Regarding Overseas Listings, believe that "none of the situations that would clearly prohibit overseas offering and listing applies to us." To support these conclusions, you state that you are relying on an opinion of your PRC counsel. However, counsel's opinion, filed as Exhibit 99.1, does not appear to address the Draft Rules Regarding Overseas Listings and notes that its "opinions are limited to
         PRC Laws of general application on the date hereof." While you note in your disclosure
         "that there is uncertainty in relying on an opinion of counsel in connection with draft legislation as the final version may be materially different and/or that the implementing regulations have yet to be promulgated," it does not appear that the opinion contemplates the draft legislation you refer to in the registration statement. Please advise how you are relying on counsel's opinion for these statements and clarify your disclosure as appropriate. Further, please note that comment number 8 of the Staff's Letter asks for disclosure of any permission or approval that you "are required to obtain" from Chinese authorities. Your disclosure states that you "have not been required to obtain permission from the government of China for any offering pursuant to this prospectus," but please revise so that your disclosure is not limited to discussing approvals or permissions that you would have been required to obtain in the past.
 Mingfei Liu
FirstName   LastNameMingfei Liu
U-BX Technology     Ltd.
Comapany
April       NameU-BX Technology Ltd.
       8, 2022
April 38, 2022 Page 3
Page
FirstName LastName
Permission Required from the PRC Authorities, page 17

6. We note your response to prior comment 1 and disclosure that each of your PRC
         Operating Entities "has obtained all permissions and approvals to operate its respective business." We also note that the definition of "PRC Operating Entities" does not include all of your subsidiaries in the PRC, including "Beijing Lianghua Technology Co.,
         Limited." Refer to comment number 8 of the Staff's Letter, which says to include disclosure of each permission or approval that "you" or "your subsidiaries" are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please advise or revise your disclosure as appropriate.
7. Please include "permissions" in your disclosure here discussing the consequences that may result if you or your subsidiaries do not receive or maintain the required approvals, or inadvertently conclude that such approvals (or permissions) are not required, or applicable laws, regulations, or interpretations change. This should also be discussed in your Risk
         Factors section that begins on page 22. Add a cross-reference here to the more detailed discussion of these risks. Refer to comment 8 of the Staff's Letter. Selected Condensed Consolidated Financial Data, page 17

8. We note your tables present the Selected Condensed Consolidated Financial Data. Please
         revise your applicable disclosures to    Selected Condensed
Consolidating Financial Data
         instead of    Selected Condensed Consolidated Financial Data.
9. We note that on July 23, 2021, U-BX HK formed its wholly owned subsidiary, Beijing
         Lianghua Technology Co., Ltd. (   WFOE   ) in PRC and on August 16,
2021, WFOE
         entered into a series of contractual arrangements with the owners of U-BX China. Please revise your schedules to include zeros for the following: the Parent
s    Share of loss
         from Non-VIE subsidiaries   ; the Non-VIE Subsidiaries "Share of loss
from
         VIEs"; Parent   s    Investments in non-VIE subsidiaries   ; Non-VIE
Subsidiaries "Equity in
         VIEs through VIE agreements" and remove the elimination adjustments since the contractual arrangements with the WFOE and VIEs did not exist as of June 30, 2021. In this respect, the Parent and Non-VIE Subsidiaries should not show any investment or
         share of income/(loss) from VIE   s until commencement of the
contractual arrangements
         with the VIEs. Please add footnote disclosures to explain the why the investment or share of income/(loss) from VIEs are not included in your schedules.
Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law., page 22

10. Please advise if the 2021 version of the Negative List is effective as of January 1, 2022. If so, make appropriate updates throughout your registration statement. Disclose whether your business involves or operates in either a "restricted" or "prohibited" industry or is otherwise covered by the "Negative List" such that foreign investment is limited or restricted.
 Mingfei Liu
FirstName   LastNameMingfei Liu
U-BX Technology     Ltd.
Comapany
April       NameU-BX Technology Ltd.
       8, 2022
April 48, 2022 Page 4
Page
FirstName LastName
Risk Factors, page 22

11. We note you removed a risk factor previously titled "Our contractual arrangements are governed by PRC law." Please advise if portions of this risk factor that did not relate solely to the VIE arrangements are still applicable to your other contractual arrangements that are governed by PRC law, given that your business operations are conducted in
         China.
Because our business is conducted in RMB and the price of our ordinary shares is quoted in
United States dollars..., page 27

12. We note you removed a risk factor that previously discussed how fluctuations in exchange rates could have a material and adverse effect on your results of operations. Please advise or consider expanding this risk factor to address those risks. You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China..., page 32

13. We note you state on page 58 that a majority of your directors are located outside of the
         United States. Please expand this risk factor to address the difficulty of bringing actions against these individuals and enforcing judgments against them. Capitalization, page 56

14. We note your response to prior comments 13 and 18 and your revision here noting that you issued 7,500,000 ordinary shares to 14 shareholders completed on January 24, 2022 for "initial capitalization structure purposes." Please explain why these shares were issued, whether as a result of anti-dilution protections or other reasons. We also note that you state here that 14 shareholders were issued these shares, but on page F-23 you say all existing shareholders received the shares on January 24, 2022. Further, on page 103 you state you have 6 shareholders of record and it does not appear that your table of principal shareholders was updated to reflect the issuance of the 7,500,000 shares to all or any of your existing shareholders. Please provide information as to share ownership in the company as of the most recent practicable date. Refer to Item 6.E.1 of Form 20-F. Please advise or revise.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

15. We note your response to prior comment 17. Please provide us with a comprehensive analysis of the inventory risk the Company faces before the specified goods or service are transferred to the customer or after transfer of control to the customer for your digital promotion services and value added service services. In this respect, it is unclear why the confirmation of the completion of the service represents inventory risk. Describe in detail
 Mingfei Liu
U-BX Technology Ltd.
April 8, 2022
Page 5
      the relevant terms and conditions of your contracts with third-party service providers for the promotion of your platform and value added service contracts with third-party service providers. Explain whether you bid for ad placements on various social media platforms and third-party websites. Explain why you have primarily responsibilities for compensation if the service code cannot be used or the car owner is dissatisfied with the service.
Note 15. Subsequent Events, page F-23

16. We note on January 28, 2022 and February 28, 2022, the Company entered into investment cooperation agreements with a third-party investor.
Please explain why
      the consideration was received by the Company in September 2021 and August 2021, which is prior to the date of investment cooperation agreements.
17. You disclose that in February 20, 2022, with approval of Lianghua Technology and approval of the board of directors of U-BX China, U-BX China issued 2.99% equity interest in U-BX China to a third-party investor. Tell us the total proceeds that you received in connection with this issuance.
Exhibits

18. Please advise if you entered into a plan of restructuring or any other material contracts relating to your corporate reorganization and termination of the VIE Agreements, which you state was completed on March 3, 2022. Please file a copy of any such agreement.
      Refer to Items 601(b)(2) and (b)(10) of Regulation S-K.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                           Sincerely,
FirstName LastNameMingfei Liu
                                                           Division of
Corporation Finance
Comapany NameU-BX Technology Ltd.
                                                           Office of Technology
April 8, 2022 Page 5
cc:       William S. Rosenstadt
FirstName LastName